Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Earnings:
Income before income taxes	$250	$345	$472	$351
Less: Capitalized interest	(2)	(4)	(4)	(7)
Add:
Fixed charges	57	63	114	124
Amortization of capitalized interest	1	1	2	2
Adjusted earnings	$306	$405	$584	$470
Fixed charges:
Interest expense	$31	$37	$64	$73
Amortization of debt costs	1	2	2	3
Rent expense representative of interest	25	24	48	48
Total fixed charges	$57	$63	$114	$124
Ratio of earnings to fixed charges	5.37	6.43	5.12	3.79